SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
November 4, 2025
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

This report comprises a copy of the following report:
“Philips' Third Quarter Results 2025”, dated November 4, 2025.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 4th day of November, 2025.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly report
Q3 2025

Philips continues momentum; delivers strong order intake, step-up in sales growth and margin expansion

Amsterdam, November 04, 2025
Q3 2025 Group Highlights
•Comparable order intake growth 8%
•Group sales amounted to EUR 4.3 billion, reflecting 3% increase in comparable sales
•Income from operations was EUR 330 million
•Adjusted EBITA margin increased by 50 basis points to 12.3% of sales
•Operating cash flow of EUR 327 million, with a free cash flow of EUR 172 million
•Philips reiterates full-year 2025 outlook, with margin now expected at the upper end of the range

Roy Jakobs, CEO of Royal Philips:
“In this quarter we maintained our momentum, with AI-powered innovations and long-term partnerships making a real difference for patients and consumers. We drove strong order intake and accelerated sales growth, with sustained strength in North America. We expanded margin through innovation, focused execution and cost discipline, remaining firmly on-track as we navigate an uncertain macro environment including tariffs.
We are taking disciplined action to achieve the highest standards in patient safety and quality, which remains our number one priority.
Following our landmark agreement with Indonesia’s Ministry of Health, the first Azurion system is being installed this week in East Java. This milestone marks the start of expanded access to advanced, minimally invasive care across Indonesia and demonstrates progress on our fundamentals, including supply chain agility and simplification.
Our passionate team remains fully focused on driving performance and sustaining momentum through the end of the year.”
Group and segment performance
Comparable order intake grew 8% in the third quarter, supported by continued strong performance in North America. Comparable sales grew 3.3% with growth in all segments. Margin expansion was driven by increased sales, favorable mix effects and productivity that more than offset the impact of increased tariffs. Free cash flow increased to EUR 172 million.
Diagnosis & Treatment comparable sales grew 1.3%. Adjusted EBITA margin was 11.8%, down 80 bps, mainly due to tariffs and partly offset by gross margin from recently launched innovations and productivity.
Connected Care comparable sales grew 5.1%. Adjusted EBITA margin improved 410 bps to 11.4%, driven by increased sales and productivity, partly offset by tariffs. Adjusted EBITA includes a non-recurring gain related to a minority investment.
Personal Health comparable sales grew 10.9%. Adjusted EBITA margin increased 60 bps to 17.1%, driven by increased sales and productivity, partly offset by tariffs.

Quarterly Report 2025 - Q3	3

Innovation highlights
•Philips launched Lumea IPL in the US, bringing the world’s No. 1 Intense Pulsed Light hair removal brand to the market. The launch has seen an encouraging start with strong consumer interest.
•Philips unveiled radiation therapy (RT) breakthroughs, including the advanced Rembra RT and Areta RT CT scanners, delivering clearer and more consistent images, supported by the launch of helium-free BlueSeal RT MR in North America.
•Philips launched Transcend Plus, the next generation EPIQ CVx and Affiniti CVx cardiovascular ultrasound systems, including 26 FDA-cleared cardiovascular ultrasound AI applications, the most in the industry.
•Philips signed long-term Enterprise Monitoring as a Service (EMaaS) partnerships with leading US health systems in California, including Hoag in Orange County and Rady Children’s Hospital in San Diego. Philips’ EMaaS solutions help hospitals enhance clinical efficiency and patient safety through advanced monitoring, strengthened cybersecurity, and scalable digital capabilities.
•Three-year results of iMODERN, a randomized, controlled clinical study involving 1,146 patients, provide evidence to widen minimally invasive treatment options for patients with acute myocardial infarctions. Philips sponsored the trial and enabled both the invasive and non-invasive approaches evaluated within it.
•Philips' net-zero science-based target by 2045 has been officially validated by the Science Based Targets initiative (SBTi). This underlines the company’s commitment to healthcare decarbonization, sustainable healthcare leadership and long-term value creation.

Productivity
Disciplined cost management and robust productivity initiatives delivered savings of EUR 222 million in the quarter. Philips will deliver its three-year, EUR 2.5 billion productivity program, including EUR 800 million of productivity savings in 2025.
Outlook
Philips reiterates its confidence in delivering the full-year 2025 outlook:
•Comparable sales growth: 1%-3%
•Adjusted EBITA margin: 11.3%-11.8%, now expected toward the upper end of the range
•Free cash flow: EUR 0.2-0.4 billion (including the payout in the first quarter of 2025 of EUR 1,025 million Philips Respironics recall-related medical monitoring and personal injury settlements in the US.)

This outlook excludes ongoing Philips Respironics-related proceedings, including the investigation by the US Department of Justice.
Conference call and video webcast
Roy Jakobs, CEO, and Charlotte Hanneman, CFO, will host a conference call for investors and analysts at 10:00 am CET today to discuss the third quarter results. A live webcast of the conference call will be available on the Philips Investor Relations website and can be accessed here.

Quarterly Report 2025 - Q3	4

Philips performance
Key data in millions of EUR unless otherwise stated*

	Q3 2024	Q3 2025
Sales	4,377	4,302
Nominal sales growth	(2%)	(2%)
Comparable sales growth ¹	0%	3%
Comparable order intake ²	(2%)	8%
Income from operations	337	330
as a % of sales	8%	8%
Financial income (expenses), net	(69)	(57)
Investments in associates, net of income taxes	(21)	2
Income tax (expense) benefit	(65)	(87)
Income from continuing operations	182	188
Discontinued operations, net of income taxes	-	(1)
Net income	181	187
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	0.19	0.19
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	0.32	0.36
Net income attributable to shareholders ³ (in EUR) - diluted	0.19	0.19
EBITA ¹	404	409
as a % of sales	9.2%	9.5%
Adjusted EBITA ¹	516	531
as a % of sales	11.8%	12.3%
Adjusted EBITDA ¹	735	738
as a % of sales	16.8%	17.2%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance Indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

•Comparable sales increased by 3%, driven by growth across all segments. The Diagnosis & Treatment segment recorded 1% growth, Connected Care recorded 5% growth, and Personal Health showed 11% growth.
•Income from operations decreased by EUR 7 million, mainly due to higher amortization, mostly offset by operational improvements.
•Adjusted EBITA increased to EUR 531 million and the margin improved to 12.3%, mainly driven by sales growth, favorable mix effects and productivity measures, partly offset by higher tariffs.
•Restructuring, acquisition-related and other items amounted to a loss of EUR 122 million, compared with a loss of EUR 113 million in Q3 2024. Q3 2025 mainly includes EUR 57 million restructuring and acquisition-related charges, EUR 20 million in Respironics field-action running costs, EUR 20 million of Respironics consent decree charges, and EUR 23 million for quality actions.
•Income tax expense increased by EUR 22 million, mainly driven by higher prior year true-ups and higher income before tax.
•Net income increased to EUR 187 million, mainly driven by higher earnings. Lower financial expenses and higher income on investment on associates were partly offset by higher tax charges.

Sales per geographic area in millions of EUR unless otherwise stated

			% change
	Q3 2024	Q3 2025	nominal	comparable ¹
Western Europe	965	933	(3%)	(2%)
North America	1,873	1,833	(2%)	5%
Other mature geographies	324	320	(2%)	3%
Mature geographies	3,163	3,086	(2%)	3%
Growth geographies	1,214	1,217	0%	5%
Philips Group	4,377	4,302	(2%)	3%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales in Mature geographies showed 3% growth, mainly driven by North America and with contributions from all segments.
•Comparable sales growth was positive in Western Europe, offset by royalty income phasing.
•Growth geographies showed 5% growth, mainly driven by Personal Health.

Cash and cash equivalents balance in millions of EUR

	Q3 2024	Q3 2025
Beginning cash balance	1,807	1,822
Free cash flow ¹	22	172
Net cash flows from operating activities	192	327
Net capital expenditures	(170)	(155)
Other cash flows from investing activities	35	(4)
Treasury shares transactions	(60)	7
Changes in debt	(246)	(42)
Dividend paid to shareholders	-	(33)
Other cash flow items	(45)	(11)
Ending cash balance	1,512	1,912
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Net cash flows from operating activities increased, mainly driven by higher earnings and lower Respironics provision-related payments, partly offset by higher working capital outflows.
•Dividend paid to shareholders in 2025 reflects the payment of the dividend-related withholding tax.
•Other cash flow items mainly reflects the foreign currency impact on the cash balance.
Amounts may not add up due to rounding.*

Quarterly Report 2025 - Q3	5

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated*

	Q3 2024	Q3 2025
Sales	2,150	2,080
Nominal sales growth	(2%)	(3%)
Comparable sales growth ¹	(1%)	1%
Income from operations	232	200
as a % of sales	10.8%	9.6%
EBITA ¹	255	217
as a % of sales	11.9%	10.5%
Adjusted EBITA ¹	271	246
as a % of sales	12.6%	11.8%
Adjusted EBITDA ¹	321	291
as a % of sales	14.9%	14.0%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
•Comparable sales increased by 1%. Image Guided Therapy showed low-single-digit growth, while Precision Diagnosis was flat.
•Mature geographies recorded low-single-digit growth. Growth geographies were flat.
•Adjusted EBITA decreased to EUR 246 million and the margin was 11.8%, mainly due to higher tariffs and partly offset by gross margin from innovation and productivity measures.
•Restructuring, acquisition-related and other items amounted to EUR 29 million, compared with EUR 16 million in Q3 2024.

Connected Care
Key data in millions of EUR unless otherwise stated

	Q3 2024	Q3 2025
Sales	1,211	1,200
Nominal sales growth	(2%)	(1%)
Comparable sales growth ¹	0%	5%
Income from operations	(17)	12
as a % of sales	(1.4%)	1.0%
EBITA ¹	20	67
as a % of sales	1.7%	5.6%
Adjusted EBITA ¹	89	137
as a % of sales	7.3%	11.4%
Adjusted EBITDA ¹	148	201
as a % of sales	12.2%	16.7%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 5%, mainly driven by double-digit growth in Monitoring.
•Comparable sales in Mature geographies showed mid-single-digit growth. Growth geographies recorded low-single-digit growth.
•Adjusted EBITA increased to EUR 137 million and the margin increased to 11.4%, mainly driven by sales growth, favorable mix effects and productivity measures, and partly offset by higher tariffs. Adjusted EBITA also includes a remeasurement gain on a minority investment.
•Restructuring, acquisition-related and other items amounted to EUR 70 million, compared with EUR 69 million in Q3 2024. Q3 2025 mainly includes EUR 33 million restructuring and acquisition-related charges, EUR 20 million in Respironics field-action running costs, and EUR 20 million of Respironics consent decree charges.
Personal Health
Key data in millions of EUR unless otherwise stated

	Q3 2024	Q3 2025
Sales	835	883
Nominal sales growth	(7%)	6%
Comparable sales growth ¹	(5%)	11%
Income from operations	132	143
as a % of sales	15.8%	16.2%
EBITA ¹	136	147
as a % of sales	16.3%	16.6%
Adjusted EBITA ¹	138	151
as a % of sales	16.5%	17.1%
Adjusted EBITDA ¹	160	172
as a % of sales	19.2%	19.4%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 11%, driven by double-digit growth in Growth geographies and mid-single-digit growth in Mature geographies.
•Adjusted EBITA increased to EUR 151 million and the margin improved to 17.1%, mainly driven by sales growth and productivity measures, partly offset by higher tariffs.
•Restructuring, acquisition-related and other items amounted to EUR 4 million in Q3 2025, compared with EUR 2 million in Q3 2024.

Other
Key data in millions of EUR unless otherwise stated

	Q3 2024	Q3 2025
Sales	181	140
Income from operations	(10)	(25)
EBITA ¹	(8)	(22)
Adjusted EBITA ¹ of:	18	(3)
IP Royalties	105	73
Innovation	(25)	(11)
Central costs	(61)	(54)
Other	(1)	(12)
Adjusted EBITDA ¹	106	74
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Sales were lower compared with the previous year, mainly due to lower royalty income.
•Adjusted EBITA decreased by 21 million, mainly due to lower royalty income.
•Restructuring, acquisition-related and other items totaled EUR 19 million, compared with EUR 26 million in Q3 2024.
Amounts may not add up due to rounding.*

Quarterly Report 2025 - Q3	6

Forward-looking statements
and other information
Forward-looking statements
This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*, future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include, but are not limited to, macro-economic and geopolitical changes – including the war in Ukraine and ongoing tensions in the Middle East – as well as measures such as announced and proposed tariffs and trade actions introduced in response to rising global tensions; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in health informatics and artificial intelligence in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG-related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity; challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and artificial intelligence; and compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Further information chapter included in the Annual Report 2024.
Third-party market share data
Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.
Market Abuse Regulation
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Use of non-IFRS information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2024.
Presentation
All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2024. Certain prior-year balances have been reclassified to conform to the current period presentation.
As of September 30, 2025 uncertain tax liabilities were reclassified from non-current tax liabilities to current income tax liabilities.
Per share calculations for all periods presented have been retrospectively adjusted to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.
*    Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Quarterly Report 2025 - Q3	7

Condensed consolidated statements of income
In millions of EUR unless otherwise stated*

	Q3		January to September
	2024	2025	2024	2025
Sales	4,377	4,302	12,977	12,736
Cost of sales	(2,371)	(2,392)	(7,167)	(6,966)
Gross margin	2,006	1,911	5,810	5,770
Selling expenses	(1,075)	(1,024)	(3,298)	(3,195)
General and administrative expenses	(151)	(154)	(445)	(470)
Research and development expenses	(433)	(414)	(1,275)	(1,273)
Other business income	6	21	554	75
Other business expenses	(15)	(10)	(1,016)	(23)
Income from operations	337	330	329	884
Financial income	34	21	74	75
Financial expenses	(104)	(78)	(280)	(238)
Investments in associates, net of income taxes	(21)	2	(115)	(6)
Income before taxes	247	275	8	716
Income tax (expense) benefit	(65)	(87)	(514)	(208)
Income from continuing operations	182	188	(507)	508
Discontinued operations, net of income taxes	-	(1)	142	(8)
Net income	181	187	(365)	499

Attribution of net income
Net income attributable to shareholders ¹	181	184	(367)	500
Net income attributable to non-controlling interests	-	3	2	(1)
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q3		January to September
	2024	2025	2024	2025
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands) ¹:
Basic	952,891	950,790	954,336	947,264
Diluted	963,904	963,844	954,336	960,389
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V (in EUR) ¹
Income from continuing operations	0.19	0.19	(0.53)	0.54
Income from discontinued operations	-	-	0.15	(0.01)
Net income	0.19	0.19	(0.38)	0.53
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR) ¹
Income from continuing operations	0.19	0.19	(0.53)	0.53
Income from discontinued operations	-	-	0.15	(0.01)
Net income	0.19	0.19	(0.38)	0.52
1Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Amounts may not add up due to rounding.*

Quarterly Report 2025 - Q3	8

Condensed consolidated statements of comprehensive income
in millions of EUR*

	Q3		January to September
	2024	2025	2024	2025
Net income for the period	181	187	(365)	499

Pensions and other post-employment plans:
Remeasurement, before tax	(2)	-	(2)	1
Income tax effect on remeasurements	-	(1)	4	2

Financial assets fair value through OCI:
Net current-period change, before tax	(9)	(3)	(12)	(28)
Income tax effect on net current-period change	2	-	6	4
Total of items that will not be reclassified to Income statement	(9)	(3)	(3)	(21)

Currency translation differences:
Net current-period change, before tax	(508)	(41)	(119)	(1,627)
Income tax effect on net current-period change	-	2	(5)	3
Reclassification adjustment for (gain) loss realized	-	(13)	(1)	(13)

Cash flow hedges:
Net current-period change, before tax	(20)	8	6	45
Income tax effect on net current-period change	7	(1)	5	(11)
Reclassification adjustment for (gain) loss realized	(9)	(3)	(27)	(5)
Total of items that are or may be reclassified to Income statement	(530)	(48)	(141)	(1,607)

Other comprehensive income for the period	(539)	(51)	(144)	(1,629)

Total comprehensive income for the period	(358)	136	(509)	(1,130)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	(356)	133	(511)	(1,125)
Non-controlling interests	(1)	2	2	(4)

Amounts may not add up due to rounding.*

Quarterly Report 2025 - Q3	9

Condensed consolidated balance sheets
in millions of EUR*

	December 31, 2024	September 30, 2025
Non-current assets:
Property, plant and equipment	2,452	2,219
Goodwill	10,383	9,341
Intangible assets excluding goodwill	2,982	2,579
Non-current receivables	208	213
Investments in associates	257	146
Other non-current financial assets	631	619
Deferred tax assets	1,916	1,798
Other non-current assets	127	147
Total non-current assets	18,955	17,061

Current assets:
Inventories	3,198	3,260
Other current assets	588	594
Current derivative financial assets	69	80
Income tax receivable	94	50
Current receivables	3,672	3,271
Assets classified as held for sale	-	112
Cash and cash equivalents	2,401	1,912
Total current assets	10,022	9,278
Total assets	28,976	26,339

Equity:
Shareholders’ equity	12,006	10,552
Non-controlling interests	37	31
Group equity	12,043	10,583

Non-current liabilities:
Long-term debt	7,113	7,237
Long-term provisions	996	956
Deferred tax liabilities	81	77
Non-current contract liabilities	431	415
Other non-current liabilities	167	41
Total non-current liabilities	8,787	8,726

Current liabilities:
Short-term debt	526	1,148
Current derivative financial liabilities	59	37
Income tax liabilities	71	182
Accounts payable	1,830	1,713
Accrued liabilities	1,630	1,440
Current contract liabilities	1,699	1,522
Short-term provisions	1,977	691
Liabilities directly associated with assets held for sale	-	8
Other current liabilities	354	289
Total current liabilities	8,146	7,030
Total liabilities	16,933	15,757
Total liabilities and group equity	28,976	26,339

Amounts may not add up due to rounding.*

Quarterly Report 2025 - Q3	10

Condensed consolidated statements of cash flows
in millions of EUR*

	Q3		January to September
	2024	2025	2024	2025
Cash flows from operating activities:
Net income (loss)	181	187	(365)	499
Results of discontinued operations - net of income tax	-	1	(142)	8
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	291	303	928	846
Share-based compensation	29	32	67	111
Net loss (gain) on sale of assets	10	(1)	8	(2)
Interest income	(21)	(17)	(57)	(61)
Interest expense on debt, borrowings and other liabilities	73	68	203	200
Investments in associates, net of income taxes	21	(1)	116	7
Income tax expense	66	87	515	208
Decrease (increase) in working capital:	(167)	(206)	(1,150)	(542)
Decrease (increase) in receivables and other current assets	23	(24)	(218)	190
Decrease (increase) in inventories	(23)	(102)	(163)	(470)
Increase (decrease) in accounts payable, accrued and other current liabilities	(167)	(80)	(768)	(263)
Decrease (increase) in non-current receivables and other assets	(28)	20	14	(68)
Increase (decrease) in other liabilities	(8)	12	(42)	4
Increase (decrease) in provisions	(106)	(66)	246	(1,206)
Other items	(25)	(5)	32	80
Interest received	22	17	57	60
Interest paid	(79)	(63)	(217)	(213)
Dividends received from investments in associates	-	2	7	13
Income taxes received/ (paid)	(67)	(43)	(111)	(164)
Net cash provided by (used for) operating activities	192	327	110	(219)
Cash flows from investing activities:
Net capital expenditures	(170)	(155)	(489)	(469)
Purchase of intangible assets	(29)	(23)	(93)	(92)
Expenditures on development assets	(69)	(67)	(177)	(198)
Capital expenditures on property, plant and equipment	(75)	(68)	(234)	(186)
Proceeds from sales of property, plant and equipment	4	3	15	7
Net proceeds from (cash used for) derivatives and current financial assets	(11)	-	5	(71)
Purchase of other non-current financial assets	(24)	(9)	(85)	(35)
Proceeds from other non-current financial assets	11	3	34	42
Purchase of businesses, net of cash acquired	(4)	3	(5)	2
Net proceeds from sale of interests in businesses, net of cash disposed of	63	-	66	(9)
Net cash provided by (used for) investing activities	(136)	(158)	(474)	(541)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	3	(9)	(31)	6
Principal payments on short-term portion of long-term debt	(255)	(55)	(360)	(296)
Proceeds from issuance of long-term debt	6	22	705	1,041
Re-issuance of treasury shares	-	7	-	8
Purchase of treasury shares	(60)	-	(268)	-
Dividends paid to shareholders of Koninklijke Philips N.V.	-	(33)	(1)	(328)
Dividends paid to shareholders of non-controlling interests	-	-	(2)	(2)
Net cash provided by (used for) financing activities	(307)	(68)	43	429

Net cash provided by (used for) continuing operations	(251)	100	(320)	(330)

Net cash provided by (used for) discontinued operations	-	-	(17)	(10)

Net cash provided by (used for) continuing and discontinued operations	(251)	100	(337)	(340)
Effect of change in exchange rates on cash and cash equivalents	(44)	(11)	(20)	(149)
Cash and cash equivalents at the beginning of the period	1,807	1,822	1,869	2,401
Cash and cash equivalents at the end of the period	1,512	1,912	1,512	1,912
Amounts may not add up due to rounding.*

Quarterly Report 2025 - Q3	11

Condensed consolidated statements of
changes in equity
in millions of EUR*

	Common shares	Capital in excess of par value	Fair value through OCI	Cash flow hedges	Currency translation differences	Retained earnings	Treasury shares at cost	Total shareholders’ equity	Non-controlling interests	Group equity
			reserves			other

Balance as of December 31, 2023	183	5,827	(390)	6	1,263	5,402	(262)	12,028	33	12,061
Total comprehensive income (loss)	-	-	(5)	(16)	(124)	(365)	-	(511)	2	(509)
Dividend distributed	6	762	-	-	-	(799)	-	(31)	(2)	(32)
Transfer of reserve for equity investments at FVTOCI to retained earnings	-	-	311	-	-	(311)	-	(1)	-	(1)
Re-issuance of treasury shares	-	(35)	-	-	-	(17)	52	-	-	-
Forward contracts	-	-	-	-	-	102	(167)	(65)	-	(65)
Cancellation of treasury shares	(1)	-	-	-	-	(166)	167	-	-	-
Purchase of treasury shares	-	-	-	-	-	-	(60)	(60)	-	(60)
Share-based compensation plans	-	67	-	-	-	-	-	67	-	67
Income tax share-based compensation plans	-	9	-	-	-	-	-	9	-	9
Balance as of September 30, 2024	188	6,631	(84)	(10)	1,138	3,846	(270)	11,437	33	11,470

Balance as of December 31, 2024	188	6,654	(90)	1	2,014	3,650	(411)	12,006	37	12,043
Total comprehensive income (loss)	-	-	(25)	29	(1,632)	503	-	(1,125)	(4)	(1,130)
Dividend distributed	5	457	-	-	-	(789)	-	(328)	(2)	(330)
Transfer of reserve for equity investments at FVTOCI to retained earnings	-	-	(2)	-	-	2	-	1	-	1
Re-issuance of treasury shares	-	(58)	-	-	-	(33)	99	9	-	9
Forward contracts	-	-	-	-	-	(125)	-	(125)	-	(125)
Share-based compensation plans	-	110	-	-	-	-	-	110	-	110
Income tax share-based compensation plans	-	5	-	-	-	-	-	5	-	5
Balance as of September 30, 2025	193	7,168	(116)	30	382	3,208	(312)	10,552	31	10,583

Amounts may not add up due to rounding.*

Quarterly Report 2025 - Q3	12

Reconciliation of non-IFRS information
Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:
•Comparable sales growth
•Adjusted income from continuing operations attributable to shareholders
•Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
•EBITA
•Adjusted EBITA
•Adjusted EBITDA
•Free cash flow
•Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter 9.9, Reconciliation of non-IFRS information, of the Annual Report 2024 and to the Forward-looking statements and other information.
Comparable order intake is not a financial measure, but is presented when discussing the Philips Group’s performance. Refer to Forward-looking statements and other information.

Sales growth composition in %

	Q3 2025				January to September
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2025 versus 2024
Diagnosis & Treatment	(3.3%)	0.3%	4.3%	1.3%	(3.5%)	0.4%	1.8%	(1.3%)
Connected Care	(0.9%)	1.0%	5.0%	5.1%	(1.5%)	0.9%	1.9%	1.3%
Personal Health	5.8%	0.0%	5.2%	10.9%	3.9%	0.0%	2.3%	6.2%
Philips Group	(1.7%)	0.5%	4.5%	3.3%	(1.9%)	0.6%	1.9%	0.6%
Adjusted income from continuing operations attributable to shareholders 1 in millions of EUR unless otherwise stated

	Q3		January to September
	2024	2025	2024	2025
Net income	181	187	(365)	499
Discontinued operations, net of income taxes	-	1	(142)	8
Income from continuing operations	182	188	(507)	508
Income from continuing operations attributable to non-controlling interests	-	(3)	(2)	1
Income from continuing operations attributable to shareholders ¹	181	185	(509)	508
Adjustments for:
Amortization and impairment of acquired intangible assets	66	79	199	189
Restructuring and acquisition-related charges	56	57	208	169
Other items:	57	65	662	182
Respironics litigation provision	3	-	985	-
Respironics insurance income	-	-	(538)	-
Respironics field-action running costs	35	20	107	91
Respironics consent decree charges	17	20	64	68
Quality actions	-	23	31	42
Contract settlement gain	-	-	-	(23)
Remaining items	1	2	13	4
Net finance expenses	(4)	(1)	16	3
Tax impact on adjusting items ²	(549)	(42)	(247)	(126)
Tax effect of derecognition of US deferred tax asset	496	-	496	-
Adjusted income from continuing operations attributable to shareholders ¹	304	343	826	926
Earnings per common share ³:
Income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.19	0.19	(0.53)	0.53
Adjusted income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.32	0.36	0.87	0.96
1Shareholders refers to shareholders of Koninklijke Philips N.V.
2Includes deferred tax assets derecognized in the line below
³ Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024

Quarterly Report 2025 - Q3	13

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2025
Net income	187
Discontinued operations, net of income taxes	1
Income tax expense (benefit)	87
Investments in associates, net of income taxes	(2)
Financial expenses	78
Financial income	(21)
Income from operations	330	200	12	143	(25)
Amortization and impairment of acquired intangible assets	79	18	55	3	3
EBITA	409	217	67	147	(22)
Restructuring and acquisition-related charges	57	6	33	4	13
Other items:	65	22	36	-	7
Quality actions	23	22	1	-	-
Respironics field-action running costs	20	-	20	-	-
Respironics consent decree charges	20	-	20	-	-
Remaining items	2	-	(5)	-	7
Adjusted EBITA	531	246	137	151	(3)
Depreciation, amortization and impairment of fixed assets and other intangible assets	224	45	80	22	77
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(17)	-	(15)	(1)	-
Adjusted EBITDA	738	291	201	172	74

January to September 2025
Net income	499
Discontinued operations, net of income taxes	8
Income tax expense (benefit)	208
Investments in associates, net of income taxes	6
Financial expenses	238
Financial income	(75)
Income from operations	884	579	(3)	381	(73)
Amortization and impairment of acquired intangible assets	189	56	114	11	9
EBITA	1,074	635	111	392	(65)
Restructuring and acquisition-related charges	169	36	66	13	55
Other items:	182	43	132	-	7
Respironics field-action running costs	91	-	91	-	-
Respironics consent decree charges	68	-	68	-	-
Quality actions	42	43	(2)	-	-
Contract settlement gain	(23)	-	(23)	-	-
Remaining items	4	-	(2)	-	7
Adjusted EBITA	1,425	714	309	405	(3)
Depreciation, amortization and impairment of fixed assets and other intangible assets	656	138	204	76	239
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(26)	(1)	(16)	(9)	-
Adjusted EBITDA	2,056	852	497	472	235

Quarterly Report 2025 - Q3	14

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q3 2024
Net income	181
Discontinued operations, net of income taxes	-
Income tax expense (benefit)	65
Investments in associates, net of income taxes	21
Financial expenses	104
Financial income	(34)
Income from operations	337	232	(17)	132	(10)
Amortization and impairment of acquired intangible assets	66	23	37	4	2
EBITA	404	255	20	136	(8)
Restructuring and acquisition-related charges	56	16	19	2	19
Other items:	57	-	50	-	7
Respironics field-action running costs	35	-	35	-	-
Respironics consent decree charges	17	-	17	-	-
Respironics litigation provision	3	-	3	-	-
Remaining items	1	-	(6)	-	7
Adjusted EBITA	516	271	89	138	18
Depreciation, amortization and impairment of fixed assets and other intangible assets	225	50	59	24	92
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(6)	-	-	(2)	(4)
Adjusted EBITDA	735	321	148	160	106

January to September 2024
Net income	(365)
Discontinued operations, net of income taxes	(142)
Income tax expense (benefit)	514
Investments in associates, net of income taxes	115
Financial expenses	280
Financial income	(74)
Income from operations	329	589	(524)	368	(104)
Amortization and impairment of acquired intangible assets	199	68	111	11	8
EBITA	528	657	(413)	379	(95)
Restructuring and acquisition-related charges	208	60	54	20	74
Other items:	662	6	638	-	18
Respironics litigation provision	985	-	985	-	-
Respironics insurance income	(538)	-	(538)	-	-
Respironics field-action running costs	107	-	107	-	-
Respironics consent decree charges	64	-	64	-	-
Quality actions	31	6	25	-	-
Remaining items	13	-	(5)	-	18
Adjusted EBITA	1,399	723	280	399	(3)
Depreciation, amortization and impairment of fixed assets and other intangible assets	729	150	192	74	313
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(51)	(3)	-	(5)	(42)
Adjusted EBITDA	2,077	870	471	468	268

Quarterly Report 2025 - Q3	15

Composition of free cash flow in millions of EUR

	Q3		January to September
	2024	2025	2024	2025
Net cash flows from operating activities	192	327	110	(219)
Net capital expenditures	(170)	(155)	(489)	(469)
Purchase of intangible assets	(29)	(23)	(93)	(92)
Expenditures on development assets	(69)	(67)	(177)	(198)
Capital expenditures on property, plant and equipment	(75)	(68)	(234)	(186)
Proceeds from sales of property, plant and equipment	4	3	15	7
Free cash flow	22	172	(378)	(688)
Composition of net debt to group equity in millions of EUR unless otherwise stated

	June 30, 2025	September 30, 2025
Long-term debt	7,182	7,237
Short-term debt	1,244	1,148
Total debt	8,425	8,385
Cash and cash equivalents	1,822	1,912
Net debt	6,603	6,473
Shareholders’ equity	10,379	10,552
Non-controlling interests	29	31
Group equity	10,408	10,583
Net debt : group equity ratio	39:61	38:62

Quarterly Report 2025 - Q3	16

Philips statistics
Quarterly statistics in millions of EUR unless otherwise stated

	2024				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	4,138	4,462	4,377	5,044	4,097	4,338	4,302
Nominal sales growth	(1%)	0%	(2%)	0%	(1%)	(3%)	(2%)
Comparable sales growth ¹	2%	2%	0%	1%	(2%)	1%	3%
Comparable order intake ²	(4%)	9%	(2%)	2%	2%	6%	8%
Gross margin	1,815	1,989	2,006	1,963	1,849	2,011	1,911
as a % of sales	44%	45%	46%	39%	45%	46%	44%
Selling expenses	(1,096)	(1,127)	(1,075)	(1,188)	(1,087)	(1,084)	(1,024)
as a % of sales	(26%)	(25%)	(25%)	(24%)	(27%)	(25%)	(24%)
G&A expenses	(136)	(158)	(151)	(137)	(161)	(155)	(154)
as a % of sales	(3%)	(4%)	(3%)	(3%)	(4%)	(4%)	(4%)
R&D expenses	(419)	(424)	(433)	(472)	(457)	(402)	(414)
as a % of sales	(10%)	(9%)	(10%)	(9%)	(11%)	(9%)	(10%)
Income from operations	(824)	816	337	199	154	400	330
as a % of sales	(20%)	18%	8%	4%	4%	9%	8%
Net income	(998)	452	181	(333)	72	240	187
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	(1.05)	0.32	0.19	(0.35)	0.09	0.25	0.19
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.25	0.30	0.32	0.50	0.25	0.36	0.36
EBITA ¹	(751)	876	404	393	211	453	409
as a % of sales	(18.1%)	19.6%	9.2%	7.8%	5.2%	10.5%	9.5%
Adjusted EBITA ¹	388	495	516	679	354	540	531
as a % of sales	9.4%	11.1%	11.8%	13.5%	8.6%	12.4%	12.3%
Adjusted EBITDA ¹	609	733	735	905	571	747	738
as a % of sales	14.7%	16.4%	16.8%	17.9%	13.9%	17.2%	17.2%
At the end of period:
Number of common shares outstanding (after deduction of treasury shares) in thousands	904,257	934,117	931,986	925,009	925,084	950,574	950,979
Shareholders’ equity per common share in EUR	12.56	12.72	12.27	12.98	12.64	10.92	11.10
Net debt : group equity ratio ¹	36:64	35:65	36:64	30:70	35:65	39:61	38:62
Total employees	69,062	68,701	69,282	67,823	67,247	67,263	67,035
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance Indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

Quarterly Report 2025 - Q3	17

Year-to-date statistics in millions of EUR unless otherwise stated

	2024				2025
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	4,138	8,600	12,977	18,021	4,097	8,434	12,736
Nominal sales growth	(1%)	0%	(1%)	(1%)	(1%)	(2%)	(2%)
Comparable sales growth ¹	2%	2%	1%	1%	(2%)	(1%)	1%
Comparable order intake ²	(4%)	3%	1%	1%	2%	4%	6%
Gross margin	1,815	3,804	5,810	7,773	1,849	3,859	5,770
as a % of sales	44%	44%	45%	43%	45%	46%	45%
Selling expenses	(1,096)	(2,223)	(3,298)	(4,486)	(1,087)	(2,171)	(3,195)
as a % of sales	(26%)	(26%)	(25%)	(25%)	(27%)	(26%)	(25%)
G&A expenses	(136)	(294)	(445)	(582)	(161)	(316)	(470)
as a % of sales	(3%)	(3%)	(3%)	(3%)	(4%)	(4%)	(4%)
R&D expenses	(419)	(843)	(1,275)	(1,747)	(457)	(859)	(1,273)
as a % of sales	(10%)	(10%)	(10%)	(10%)	(11%)	(10%)	(10%)
Income from operations	(824)	(8)	329	529	154	554	884
as a % of sales	(20%)	0%	3%	3%	4%	7%	7%
Net income	(998)	(546)	(365)	(698)	72	312	499
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	(1.05)	(0.72)	(0.53)	(0.88)	0.09	0.34	0.53
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.25	0.55	0.87	1.36	0.25	0.61	0.96
EBITA ¹	(751)	125	528	921	211	665	1,074
as a % of sales	(18.1%)	1.5%	4.1%	5.1%	5.2%	7.9%	8.4%
Adjusted EBITA ¹	388	882	1,399	2,077	354	894	1,425
as a % of sales	9.4%	10.3%	10.8%	11.5%	8.6%	10.6%	11.2%
Adjusted EBITDA ¹	609	1,342	2,077	2,982	571	1,317	2,056
as a % of sales	14.7%	15.6%	16.0%	16.5%	13.9%	15.6%	16.1%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter 9.10, Other Key Performance Indicators, of the Annual Report 2024.
3Shareholders refers to shareholders of Koninklijke Philips N.V. Per share calculations have been adjusted retrospectively for all periods presented to reflect the issuance of shares in 2025 with respect to the share dividend for 2024.

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